



Tim Lewis · 3rd

CTO Co-Founder at CurlMix
Chicago, Illinois, United States · Contact info
482 connections

Message | More



Listener Brands
University of Illinois at Urbana-Champaign



Featured



SHARK TANK 10

CurlMix Turns Down Deal – Shark Tank
YouTube
CurlMix turns down a $400,000 deal with Robert Herjavec.



What did Jerry Seinfeld once call "a whole empire based on putting your feet up"?
A: Roman
B: British
C: Ottoman
D: Mongol

Tim Lewis on Who Wants to Be a Millionaire
Tim Lewis on Who Wants to Be a Millionaire

Activity

502 followers

Posts Tim created, shared, or commented on in the last 90 days are displayed here.

See all activity

Experience



COO/CTO Co-Founder
Listener Brands · Full-time
Mar 2021 – Present · 5 mos
Chicago, Illinois, United States

We create consumer brands that listen to underserved markets



COO and Co-Founder
CurlMix · Full-time
Sep 2015 – Present · 5 yrs 11 mos
Chicago, Illinois, United States

At CurlMix we offer simple beauty rituals.



Best Wash + Go Ever!



CTO and Co-Founder
The Natural Hair Academy Inc. · Self-employed
Sep 2013 – Aug 2015 · 2 yrs
Greater Chicago Area

We are the Social Network for Naturals. The one stop shop for all things Natural Hair.
Start up jack of all trades. Web Design. Biz Dev. Marketing. Content Management. Blogging. Community Management. Social Media Marketing. Photography. Video Production. Advertising. Tech and Customer Support. ...see more



The Natural Hair Academy Logo



Behavioral Science Researcher
University of Chicago Booth School of Business · Part-time
Aug 2013 – Dec 2013 · 5 mos
Chicago, Illinois, United States

I work in the Center for Decision Research with Professors Oleg Urminsky, Ph.D and Ayelet Fishbach, Ph.D. where I study motivation and decision making in goal pursuit. ...see more


Lead Intern - Community Initiatives
Museum of Science and Industry, Chicago
Jun 2013 – Aug 2013 · 3 mos
Chicago, IL

I trained and managed an exceptional group of high school students on how to communicate
scientific concepts to a general audience at the Museum of Science and Industry.   ...see more

Show 1 more experience ⌄

Education


University of Illinois at Urbana-Champaign
2010 – 2014
Activities and Societies: Ronald E. McNair Scholar, Psi Chi, Omicron Delta Epsilon, Society of
Judgement and Decision Making, American Psychological Association, Society for Personality and
Social Psychology, National Black MBA Association

I study Behavioral Science, specifically self-regulation and behavioral economics. My research
focuses on the understanding the factors of successful behavioral change and the application of
behavioral science to help people accomplish their goals.


Central Methodist University-College of Liberal Arts & Sciences
International Business - Economics; Minor: Biology
2009 – 2010
Activities and Societies: Track and Field, Students for Free Enterprise

Volunteer experience


Teacher
Impact Family Center
Jun 2009 – Present · 12 yrs 2 mos
Education

I teach middle-school to high-school students study, test-taking, and time-management skills to
help prepare them for higher education.

Skills & endorsements

Behavioral Economics

Data Analysis · 4
Naomi Hill and 3 connections have given endorsements for this skill

Research · 14
 Endorsed by **4 of Tim's colleagues at University of Illinois Urbana-Champaign**

Show more ⌄

Accomplishments

1 **Language**
Spanish   ⌄

Interests


University of Illinois Urbana-Champaign
463,698 followers


Sara Blakely in
Founder and CEO of SPANX
1,368,673 followers


Daymond John in
CEO of FUBU and The Shark Group, TV Personality
2,285,565 followers


University of Illinois Latina/Latino Alumni
309 followers


Harlem Capital
24,809 followers


Ray Dalio in
Co-Chief Investment Officer & Co-Chairman of Bri
2,138,587 followers

See all